UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 8, 2019

GTx, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-50549	62-1715807
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17 W Pontotoc Ave. Suite 100 Memphis, Tennessee	38103
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (901) 523-9700

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒  Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	GTXI	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On May 8, 2019, GTx, Inc. (“GTx”) filed with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus/information statement (the “Joint Proxy Statement”) relating to the Agreement and Plan of Merger and Reorganization, dated March 6, 2019, as amended by Amendment No. 1 to Agreement and Plan of Merger and Reorganization dated April 30, 2019 (together, the “Merger Agreement”), by and among GTx, Grizzly Merger Sub, Inc., a wholly-owned subsidiary of GTx, and Oncternal Therapeutics, Inc. (“Oncternal”) pursuant to which a wholly-owned subsidiary of GTx will merge with and into Oncternal, with Oncternal surviving as a wholly-owned subsidiary of GTx (the “Merger”).

Between April 10, 2019 and May 7, 2019, six purported stockholder class action lawsuits (the “Lawsuits”) were filed, naming as defendants GTx and GTx’s board of directors. Collectively, these lawsuits allege, among other things, violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as Rule 14a-9 promulgated thereunder, in connection with GTx’s filing of the Registration Statement on Form S-4 of which the Joint Proxy Statement is a part with the SEC. As relief, the Lawsuits each separately seek an order, among other things, enjoining the defendants from closing the proposed transaction or taking any steps to consummate the Merger and/or awarding rescissory damages. The defendants specifically deny all allegations in the Lawsuits, including that any additional disclosure was or is required and intend to defend the Lawsuits vigorously. However, GTx wishes to make the following supplemental disclosures relating to the Merger, which supplemental disclosures are set forth below (the “Supplemental Disclosures”), solely for the purpose of mooting the allegations contained in the Lawsuits and avoiding the expense and burden of litigation. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures set forth herein.

Important information concerning the Merger and the transactions contemplated by the Merger Agreement is set forth in the Joint Proxy Statement. The Joint Proxy Statement is amended and supplemented by, and should be read as part of, and in conjunction with, the Supplemental Disclosures set forth in this Current Report on Form 8-K.

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Supplemental Disclosures

The following supplemental information should be read in conjunction with the Joint Proxy Statement, which should be read in its entirety. Defined terms used but not defined herein have the meanings set forth in the Joint Proxy Statement, and all page references refer to pages of the Joint Proxy Statement.

The following disclosure replaces the third full paragraph on page 125 of the Joint Proxy Statement. The modified text is underlined and bolded below:

On October 1, 2018, Mr. Hanover was introduced by telephone to the chief executive officer of Company D, a holding company for various subsidiaries, including a subsidiary developing selective estrogen receptor degraders (“SERD”) compounds. The chief executive officer of Company D expressed an interest in merging his SERD program with GTx’s SARD technology and suggested that the companies enter into a mutual confidentiality agreement for the exchange of information, which was done on October 2, 2018. Neither this confidentiality agreement, nor any other confidentiality agreements to be entered into with potential acquirers contained a standstill provision.

The following disclosure replaces the fourth full paragraph on page 129 of the Joint Proxy Statement. The modified text is underlined and bolded below:

In December 12, 2018, the GTx Board held a special meeting, with GTx senior management attending, for the purpose of receiving an update from Dr. Wills and Mr. Hanover on their discussions with various parties interested in some form of a potential business transaction with GTx. Mr. Hanover reported that discussions with Company D were ongoing over the last several weeks but were becoming more protracted and complex, and he was unsure whether GTx senior management would be making a favorable recommendation to the GTx Board about pursuing that transaction. Mr. Hanover explained that the complexity of trying to merge GTx’s SARD technology with Company D’s SERD program under the umbrella of a holding company controlled by Company D would make it difficult for GTx shareholders to have any liquidity in this investment and the equity split being suggested for GTx shareholders was inadequate. Dr. Wills reported that discussions with Company L continued to be positive but their proposed equity split for a combined company (which was 90% for Company L’s stockholders and 10% for GTx’s stockholders) was, in his opinion, insufficient and there was little synergy in Company L’s technology and what GTx would be bringing to the combined company for development. Dr. Wills reported that while discussions with Oncternal were at an early stage, he, Mr. Hanover and Mr. Hyde had good discussions with Oncternal and there seemed to be a willingness to structure a transaction that may be more beneficial to GTx and its stockholders than other companies have been willing to offer. He noted that Oncternal was an oncology company and the synergies between the two companies were good, and that Oncternal has asked for and had been given access to GTx’s data room so it and its advisors could undertake more extensive due diligence of GTx and its technologies. Mr. Hanover reported that Company J had decided not to pursue the acquisition of SARMs, including enobosarm, although he had received some interest in the asset from Company K and would explore with Company K whether it was in a position to make a meaningful proposal for GTx’s SARMs. He also stated that GTx senior management would be exploring with Oncternal whether it wanted GTx to retain SARMs as an asset should Oncternal and GTx decide to combine.

The following disclosure replaces the fourth full paragraph on page 132 of the Joint Proxy Statement. The modified text is underlined and bolded below:

On January 11, 2019, the GTx Board held a special meeting, with GTx senior management attending, for the purpose of receiving an update from GTx senior management on its ongoing strategic discussions. Representatives from each of Aquilo and Cooley attended the meeting and participated in the discussions. Dr. Wills reported that he met with the senior executive representing Company M and learned that he and his team had a real interest in trying to reach an acceptable reverse Merger Agreement with GTx at a proposed equity split for a combined company of 80% for Company M’s stockholders and 20% for GTx’s stockholders. He indicated a willingness to consider improving the proposal if his team’s diligence did not signal any concerns on their part. Dr. Wills arranged for Mr. Hyde, himself and Mr. Hanover to meet with Company M’s senior executive the following day. Dr. Wills continued to have concerns about whether Company M’s lack of funds was one of its primary drivers of its discussion with GTx, and the dissimilarities in each company’s respective technologies made Company M less appealing from a synergistic standpoint. Lastly, Dr. Wills stated that Oncternal’s management team continued to be committed to reaching an agreement and they were currently negotiating a draft letter of intent to bring to the GTx Board for its review and approval.

The following disclosure replaces the sixth full paragraph on page 132 of the Joint Proxy Statement. The modified text is underlined and bolded below:

On January 15, 2019, GTx received an initial draft of the proposed non-binding letter of intent from Oncternal, which among other terms, included a unilateral exclusivity agreement of GTx and that the post-Closing board would consist of nine directors, with GTx being represented by two board members, with Shanghai  being represented by two board members, Mr. Hale, Mr. Breitmeyer, and the three remaining directors to be designated in the definitive agreement.

The following disclosure replaces the fourth full paragraph on page 133 of the Joint Proxy Statement. The modified text is underlined and bolded below:

On January 29, 2019, a letter of intent with Oncternal was executed by both companies following the approval of each of the GTx Board and the Oncternal Board on the preceding day. Since there was an exclusivity provision contained in the letter of intent, there was no further conversation with Company M about its proposal following GTx’s execution of the letter of intent. After the letter of intent was executed by both companies, Mr. Hale discussed the post-Closing board composition with Dr. Wills. Mr. Hale recommended that Dr. Wills and Mr. Carter should serve as the GTx’s board designees given they both had pharmaceutical and/or biotech experience, had previously served on public company boards, and were familiar with GTx’s clinical programs.

The following disclosure replaces the sixth full paragraph on page 134 of the Joint Proxy Statement. The modified text is underlined and bolded below:

On February 15, 2019, Latham sent Cooley a revised draft of the Original Merger Agreement, which indicated that Rob Wills and Michael Carter would serve as the GTx’s board designees on the post-Closing board. Latham also sent Cooley a revised draft of GTx’s disclosure schedules.

The following disclosure replaces the fifth full paragraph on page 147 of the Joint Proxy Statement. The modified text is underlined and bolded below and the charts set forth below are also supplements to the original disclosure in the Joint Proxy Statement:

In connection with its review, Aquilo did not assume any responsibility for independent verification of any of the foregoing information and, with GTx’s consent, relied on such information being complete and accurate. With respect to the financial forecasts for GTx, the management of GTx advised Aquilo, and Aquilo assumed with GTx’s consent, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of GTx’s management as to the future financial performance of GTx. The financial forecasts for GTx referenced by Aquilo in preparing its March Opinion are set forth below:

GTx Cash Forecast

	Cash at 1/31/19E	Estimated Cash Expenses Feb-Dec 2019	Cash at 12/31/19E
Estimated Expenses
Salaries, Benefits & Severance		$4,543,095
General and Administrative		5,013,803
SARD Development		5,101,310
Other R&D(1)		520,176
Total R&D		5,621,486
Total Cash Expense		$15,178,384
Gross Cash Balance	$27,138,064		$11,959,680
Net Cash Balance(2)	$23,445,477		$8,267,093

(1)         Consists primarily of costs for clinical trials wrap up.

(2)   Net cash is equal to cash, cash equivalents and short-term investments minus current liabilities plus refundable prepaid assets.

With respect to the financial forecasts for Oncternal, the management of Oncternal advised Aquilo, and Aquilo assumed with GTx’s consent, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Oncternal as to the future financial performance of Oncternal. The financial forecasts for Oncternal referenced by Aquilo in preparing its March Opinion are set forth below:

Oncternal Cash Forecast
(in millions)

	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19	Q2’19	Q3’19	Q4’19	Q1’20	Q2’20	Q3’20	Q4’20
Beginning Cash	$10.2	$7.7	$6.0	$6.1	$20.6	$14.4	$11.3	$4.2	$2.4	$(5.0)	$(11.5)	$(13.5)
Net Change in Cash	(2.5)	(1.7)	0.1	14.5	(6.2)	(3.1)	(7.1)	(1.8)	(7.4)	(6.5)	(2.0)	(7.1)
Ending Cash	$7.7	$6.0	$6.1	$20.6	$14.4	$11.3	$4.2	$2.4	$(5.0)	$(11.5)	$(13.5)	$(20.6)
Plus: GTx Cash Allocated to Oncternal Programs(1)					8.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0
Total Ending Cash					$22.4	$19.3	$12.2	$10.4	$3.0	$(3.5)	$(5.5)	$(12.6)

(1) GTx’s estimated net cash at close, after transaction related expenses, of $14.0 million less $3.0 million estimated public company costs and less $3.0 million in SARD development costs.

The following disclosure replaces the third full paragraph on page 155 of the Joint Proxy Statement. The modified text is underlined and bolded below:

In connection with its review, Aquilo did not assume any responsibility for independent verification of any of the foregoing information and, with GTx’s consent, relied on such information being complete and accurate. With respect to the financial forecasts for GTx, the management of GTx advised Aquilo, and Aquilo assumed with GTx’s consent, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of GTx’s management as to the future financial performance of GTx. The financial forecasts for GTx referenced by Aquilo in preparing its April Opinion are set forth below:

GTx Cash Forecast

	Cash at 3/31/19E	Estimated Cash Expenses April-Dec 2019	Cash at 12/31/19E
Estimated Expenses
Salaries, Benefits & Severance		$3,180,413
General and Administrative		3,694,699
SARD Development		2,902,693
Other R&D(1)		116,969
Total R&D		3,019,662
Total Cash Expense		$9,894,774
Gross Cash Balance	$21,186,760		$11,291,986
Net Cash Balance(2)	$19,724,959		$9,830,185

(1) Consists primarily of costs for clinical trials wrap up.

(2) Net cash is equal to cash, cash equivalents and short-term investments minus current liabilities plus refundable prepaid assets.

With respect to the financial forecasts for Oncternal, the management of Oncternal advised Aquilo, and Aquilo assumed with GTx’s consent, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Oncternal as to the future financial performance of Oncternal. The financial forecasts for Oncternal referenced by Aquilo in preparing its April Opinion are set forth below:

Oncternal Cash Forecast
(in millions)

	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19	Q2’19	Q3’19	Q4’19	Q1’20	Q2’20	Q3’20	Q4’20
Beginning Cash	$10.2	$7.7	$6.0	$6.1	$20.6	$14.4	$11.3	$4.2	$2.4	$(5.0)	$(11.5)	$(13.5)
Net Change in Cash	(2.5)	(1.7)	0.1	14.5	(6.2)	(3.1)	(7.1)	(1.8)	(7.4)	(6.5)	(2.0)	(7.1)
Ending Cash	$7.7	$6.0	$6.1	$20.6	$14.4	$11.3	$4.2	$2.4	$(5.0)	$(11.5)	$(13.5)	$(20.6)
Plus: GTx Cash Allocated to Oncternal Programs(1)					8.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0
Total Ending Cash					$22.4	$19.3	$12.2	$10.4	$3.0	$(3.5)	$(5.5)	$(12.6)

(1) GTx’s estimated net cash at close, after transaction related expenses, of $14.0 million less $3.0 million estimated public company costs and less $3.0 million in SARD development costs.

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Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon GTx’s current expectations. Forward-looking statements involve risks and uncertainties, and include, but are not limited to, statements about the structure, timing and completion of the proposed Merger; and other statements that are not historical fact.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of GTx and Oncternal to consummate the proposed Merger; (iii) risks related to GTx’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio set forth in the Merger Agreement, GTx stockholders and Oncternal stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of GTx’s common stock relative to the exchange ratio; and (vii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in GTx’s filings with the SEC, including the factors described in the section entitled “Risk Factors” in the Joint Proxy Statement described below under “Additional Information about the Proposed Merger and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. GTx expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger, GTx has filed relevant materials with the SEC, including a Registration Statement on Form S-4 containing the Joint Proxy Statement that was first mailed to GTx’s and Oncternal’s stockholders on or about May 10, 2019 and filed with the SEC on May 8, 2019.  Investors and security holders of GTx and Oncternal are urged to read the Joint Proxy Statement and other materials filed or that will be filed with the SEC because they contain or will contain important information about GTx, Oncternal and the Merger. The Joint Proxy Statement and other relevant materials (when they become available), and any other documents filed by GTx with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by GTx by directing a written request to: GTx, Inc., 17 W Pontotoc Ave., Suite 100, Memphis TN 38103, Attention: Corporate Secretary. Investors and security holders are urged to read the Joint Proxy Statement and other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

GTx and its directors and executive officers and Oncternal and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GTx in connection with the proposed Merger. Information regarding the special interests of these directors and executive officers in the Merger is contained in the Joint Proxy Statement referred to above. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Corporate Secretary of GTx at the address above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 24, 2019	GTx, Inc.

	By:	/s/ Henry Doggrell
	Name:	Henry Doggrell
	Title:	Vice President, Chief Legal Officer and Secretary